

July 19, 2012

<u>Via E-mail</u>
Robert B. Pollock
Chief Executive Officer
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York 10005

   Re: Assurant, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed February 23, 2012
      Form 10-Q for the Fiscal Quarter Ended March 31, 2012
      Filed May 2, 2012
      File No. 001-31978

Dear Mr. Pollock:

   We have reviewed your response letter filed June 29, 2012 and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q filed on May 2, 2012

"Our business is subject to risks related to litigation and regulatory actions," page 56

1. We note your response to our prior comment 2. Please expand your proposed disclosure to quantify the amount and percentage of total revenues and net income that your lender placed insurance business accounted for in year ended December 31, 2011 and the six month period ended June 30, 2012.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director